One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Stephanie A. Capistron stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

April 25, 2017

VIA EDGAR CORRESPONDENCE

Ms. Sumeera Younis
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Clearwater Investment Trust (the “Registrant”), SEC File Numbers 33-12289 and 811-05038

Dear Ms. Younis:

This letter responds to the comments you provided to Kirsten Linder of Dechert LLP and me in a telephonic discussion on April 17, 2017, with respect to your review of Post-Effective Amendment No. 49 (“PEA No. 49”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 28, 2017. PEA No. 49 pertains to each series of the Registrant (each a “Fund” and collectively the “Funds”) and was filed pursuant to Rule 485(a) under the Securities Act of 1933 in connection with the annual update to the Funds’ registration statement. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Summary Section – All Funds

1.	Comment: Please include portfolio turnover risk if the portfolio turnover rate exceeds 100%.

Response:           None of the Funds’ portfolio turnover rates exceeds 100%.

2.	Comment: Please confirm supplementally that Item 8 of Form N-1A is not applicable to the Funds.

Response:           Registrant confirms that Item 8 of Form N-1A is not applicable to the Funds.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC  EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

Summary Section – Clearwater Core Equity Fund

3.	Comment: The “Principal Investment Strategies” section currently states that “the Fund employs a multi-style (growth and value)” strategy. Please consider whether momentum should be added to this parenthetical.

Response:           Although momentum is considered in the investment process for the Fund, it is not a primary driver of the Fund’s investment strategy. Accordingly, Registrant respectfully declines to make this change.

4.	Comment: The “Principal Investment Strategies” section notes that Parametric uses “a passive management strategy to seek investment results that match, before fees and expenses, the investment results of the Russell 1000 Index.” Please consider revising globally to reflect that this strategy seeks investment results that “correlate to” or “track” the index.

Response:           The disclosure has been revised globally to state that Parametric uses “a passive management strategy to seek investment results that track, before fees and expenses, the investment results of the Russell 1000 Index.”

5.	Comment: “Active Management Risk” in the Fund’s “Principal Risks of Investing in the Fund” section states that “[t]he Fund’s overall allocation to subadvisers is actively managed.” Please consider revising this disclosure in light of the fact that Parametric manages 60% of the Fund’s assets according to a passive management strategy.

Response:           The disclosure has been revised as follows:

The adviser may actively allocate the Fund’s assets among subadvisers and, in addition, certain subadvisers provide active management. As a result, the Fund’s performance will reflect in part the adviser’s or applicable subadviser’s ability to make investment decisions that are suited to achieving the Fund’s investment objective.

6.	Comment: Under “Derivatives Risk” in the Fund’s “Principal Risks of Investing in the Fund” section, the disclosure previously noted investments in swaps. Please explain supplementally why this reference was removed.

Response:           The Principal Investment Strategies section was revised in 2015 to reflect that swaps are not a principal investment strategy of the Fund. The corresponding risk disclosure was also revised accordingly.

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Summary Section – Clearwater Small Companies Fund

7.	Comment: The “Principal Investment Strategies” section currently states that the Fund considers small companies to be “issuers with market capitalizations no greater than $5 billion at the time of purchase.” Please provide the basis for this definition of small capitalization companies.

Response:           Registrant notes that the Small Companies Fund’s name suggests investment in “small companies,” rather than “small capitalization companies.” Registrant considers small companies to be a broader category than small capitalization companies as reflected in well-known “small capitalization” industry indices. Registrant accordingly defines small-sized companies to be companies with market capitalizations of up to $5 billion. The Staff has indicated that an investment company may define its capitalization range using “any reasonable definition” and may also consider references to industry indices. (Frequently Asked Questions About Rule 35d-1 (Investment Company Names FAQ).) Registrant believes that the $5 billion capitalization limit is reasonable and consistent with this guidance.

8.	Comment: Please include the strategies used by the Fund’s subadvisers in the “Principal Investment Strategies” section.

Response:           The disclosure has been revised to include the following:

KCM uses a “bottom-up” investment approach in selecting securities based on its fundamental analysis of a security’s value. Keeley-Teton focuses its attention on particular kinds of undervalued stocks and seeks to identify companies going through major changes (for example, corporate restructuring).

9.	Comment: With respect to the “Small- and Medium-Sized Company Risk,” in the Fund’s “Principal Risks of Investing in the Fund” section, please consider whether a tailored small companies risk is more appropriate for this Fund.

Response:           The disclosure has been revised to include the following Small Company Risk:

Small Company Risk

Small companies may lack the management expertise, financial resources, product diversification, and competitive strengths of larger companies. Prices of stocks of small companies may be subject to more

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abrupt or erratic movements than stock prices of larger, more established companies or the market averages in general. In addition, the frequency and volume of their trading may be less than is typical of larger companies, making them subject to wider price fluctuations and creating difficulties in selling the stocks at the desired time and price.

10.	Comment: “Investment Style Risk” in the Fund’s “Principal Risks of Investing in the Fund” section includes Value Investing Risk and Growth Investing Risk. If these are principal investment strategies, please disclose them in the Fund’s “Principal Investment Strategies” section.

Response:           Both value and growth factors are considered as part of the subadvisers’ investment processes, but do not rise to the level of a principal strategy. Accordingly, Registrant believes that inclusion of value and growth investing as risks, but not specific strategies, is appropriate.

11.	Comment: “Restructure Risk” is included in the Fund’s “Principal Risks of Investing in the Fund” section. If investing in companies emerging from bankruptcy is a principal strategy, please include disclosure to this effect in the Fund’s “Principal Investment Strategies” section.

Response:           The disclosure has been revised to include the following sentence:

Keeley-Teton may invest in companies emerging from bankruptcy.

12.	Comment: Please confirm that all principal investment strategies are disclosed in the Fund’s “Principal Investment Strategies” section.

Response:           Registrant confirms that all principal investment strategies are disclosed in the Fund’s “Principal Investment Strategies” section.

Summary Section – Clearwater International Fund

13.	Comment: The “Principal Investment Strategies” section states that the Fund may invest in emerging markets. Please disclose the methods for determining if a country is an emerging market.

Response:           The disclosure has been revised to clarify that the Fund defines emerging markets to be markets that are included in the MSCI Emerging Markets Index.

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14.	Comment: In the “Principal Investment Strategies” section, please clarify if any of the subadvisers focuses its investments on exchange-traded funds (“ETFs”) and/or other registered investment companies, as the disclosure appears to indicate that the subadvisers invest in individual securities.

Response:           Registrant confirms that each subadviser is permitted to invest in ETFs and/or other investment companies. Although no individual subadviser focus its investments on ETFs and/or other investment companies, Registrant notes that, in the aggregate, such investments may be principal investments for the Fund.

15.	Comment: The “Principal Investment Strategies” section notes that Parametric uses “a passive management strategy to seek investment results that match, before fees and expenses, the investment results of the MSCI World Ex U.S.A. Index - Net.” Please consider revising globally to reflect that this strategy seeks investment results that “correlate to” or “track” the index.

Response:          The disclosure has been revised globally to state that Parametric uses “a passive management strategy to seek investment results that track, before fees and expenses, the investment results of the MSCI World Ex U.S.A. Index - Net.”

16.	Comment: Please break the last paragraph of the “Principal Investment Strategies” section into two paragraphs.

Response:           The disclosure has been revised accordingly.

17.	Comment: “Active Management Risk” in the Fund’s “Principal Risks of Investing in the Fund” section states that “[t]he Fund’s overall allocation to subadvisers is actively managed.” Please consider revising this disclosure in light of the fact that Parametric manages 50% of the Fund’s assets according to a passive management strategy.

Response:           The disclosure has been revised as follows:

The adviser may actively allocate the Fund’s assets among subadvisers and, in addition, certain subadvisers provide active management. As a result, the Fund’s performance will reflect in part the adviser’s or applicable subadviser’s ability to make investment decisions that are suited to achieving the Fund’s investment objective.

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18.	Comment: Please consider consolidating the foreign risk factors listed in the Fund’s “Principal Risks of Investing in the Fund” section or creating sub-categories.

Response:           The disclosure has been revised to include a header entitled “Foreign Securities and Currency Risks” and the following foreign risk factors have been included as sub-categories: Foreign Securities Market Risk, Emerging Markets Risk, Currency Risk, Information Risk, Investment Restriction Risk, Political and Economic Risks and Foreign Currency Hedging Transaction Risk.

Item 9 Disclosure – All Funds

19.	Comment: Please confirm that conforming changes with respect to the Summary Sections will also be made in the Funds’ Item 9 disclosure.

Response:           Registrant confirms that all disclosure changes in response to comments on the Funds’ summary disclosure will be made in the Funds’ Item 9 disclosure, consistent with the foregoing responses.

Item 9 Disclosure – Clearwater Core Equity Fund

20.	Comment: Please consider whether it is appropriate to use the Russell 1000 Index as a basis for determining large capitalization companies, as the Russell 1000 Index includes mid and large capitalization issuers. Please consider whether it would be more appropriate, for example, to define large capitalization companies as the largest 200 companies in the Russell 1000 Index.

Response:           Registrant notes that the Fund’s name does not suggest investment in large capitalization securities and the Fund is therefore not required to have an 80% investment policy with respect to large capitalization securities under Rule 35d-1 under the Investment Company Act of 1940. Registrant further notes that, even if the Fund’s name did suggest investment in large capitalization securities, the Russell 1000 Index is referred to by the index provider as a “well-known large cap” index.1 The Staff has indicated that an investment company may define its capitalization range using “any reasonable definition” and may also consider references to industry indices. (Investment Company Names FAQ.) Registrant believes the definition of large capitalization by reference to the Russell 1000 Index is reasonable and consistent with this guidance. Accordingly, Registrant respectfully declines to modify this disclosure.

[1]	Russell U.S. Indexes website, available at http://www.ftse.com/products/indices/russell-us.

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21.	Comment: Please consider whether the factors used by AQR (value, momentum and profitability) should be defined terms.

Response:           Registrant notes that factors such as value, momentum and profitability are commonly understood terms relating to stock investing and, accordingly, Registrant does not believe that it is necessary to define such terms in the disclosure. Registrant confirms that the disclosure will be revised elsewhere to reflect that these factors are not defined terms.

Item 9 Disclosure – Clearwater Core Equity Fund and Clearwater Tax-Exempt Bond Fund

22.	Comment: The “Other Investments and Investment Strategies” section provides that “[t]he Core Equity Fund and Tax-Exempt Bond Fund may each enter into swap agreements and the Tax-Exempt Bond Fund may invest in swaptions.” Please confirm supplementally whether either of these Funds has entered into swap agreements or swaptions.

Response:           Registrant confirms that, as of the date hereof, neither Fund is invested in swap agreements or swaptions.

Item 11 Disclosure – Clearwater International Fund

23.	Comment: “Share Price” in the “Other Things to Know About Share Transactions” section states that the Funds calculate net asset value (“NAV”) as of the close of regular trading on the NYSE (normally 4:00 p.m.). Please confirm whether the International Fund also calculates NAV as of this time and, if not, please revise the disclosure accordingly.

Response:           Registrant confirms that the International Fund calculates its NAV as of the close of regular trading on the NYSE (normally 4:00 p.m.) as currently disclosed.

Statement of Additional Information

24.	Comment: Under “Investment Restrictions,” item number (8) relating to investment in real estate has been added since the Registrant’s last 485(a) filing. Please confirm that this investment restriction was approved by the Registrant’s Board of Trustees.

Response:           Investment Restriction 8 was previously inadvertently mischaracterized as a non-fundamental restriction. In 2015, Registrant revised the disclosure to include it

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as a fundamental investment restriction as required by Section 13 of the Investment Company Act of 1940, as amended.

25.	Comment: Under “Investment Restrictions,” item number (6) states that “[a] Fund may not... [i]nvest more than 25% of its net assets in securities of issuers in a particular industry or group of industries except that this limitation does not apply to (i) obligations of the U.S. Government or any of its agencies or instrumentalities (i.e., U.S. Government securities), or (ii) Clearwater Core Equity Fund to the extent that the investment manager or subadviser determines that investment without regard to the stated limits is necessary in order for the applicable portion of the Fund to pursue its policy of tracking the Russell 1000 Index or any substitute index...” Please revise the disclosure to reflect that the Funds use total assets to measure concentration.

Response:           Registrant notes that Instruction 4 to Item 9 of Form N-1A provides that concentration means “investing more than 25% of a Fund’s net assets in a particular industry or group of industries.” Registrant further notes that this fundamental policy cannot be changed without a shareholder vote, and it has not obtained approval to change its policy. Accordingly, Registrant respectfully declines to revise the disclosure.

26.	Comment: “Portfolio Subadvisers” under the “Management, Advisory And Other Services” section states that Denver Investments was paid as compensation for its subadvisory services 0.902% of the Clearwater International Fund’s average daily net assets for the year ended December 31, 2016. Please confirm this amount.

Response:           The disclosure has been revised to reflect the correct figure for the year ended December 31, 2016.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

cc:	Stephen G. Simon, Clearwater Investment Trust

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